Exhibit 99.1
Alithya reports continued gross margin improvement and record Adjusted EBITDA Margin
Q4-2025 Highlights
•Revenues increased 4.0% to $125.3 million, compared to $120.5 million for the same quarter last year. On a sequential basis, revenues increased in all segments of the business, and by $9.5 million in aggregate, or 8.3%, from the third quarter of this year.
•87% of revenues were generated from clients which we had in the same quarter last year.
•Gross Margin as a Percentage of Revenues(1) increased to 36.8%, a record level, compared to 32.1% for the same quarter last year, and from 32.3% for the third quarter of this year, with all segments of the business contributing to this increase.
•Gross margin increased 19.0% to $46.1 million, compared to $38.7 million for the same quarter last year.
•Selling, general and administrative expenses increased by $0.1 million, or 0.4%, to $29.7 million, compared to $29.6 million for the same quarter last year. Selling, general and administrative expenses as a percentage of revenues(1) decreased to 23.7%, from 24.6% for the same quarter last year.
•Net earnings increased to $8.0 million, or $0.08 per share, compared to $2.3 million, or $0.02 per share, for the same quarter last year.
•Adjusted Net Earnings(2) increased by $6.1 million, or 101.9%, to $12.2 million, from $6.1 million for the same quarter last year. This translated into Adjusted Net Earnings per Share(2) of $0.12, compared to $0.06 for the same quarter last year.
•Adjusted EBITDA(2) increased 71.8% to $18.0 million, for an Adjusted EBITDA Margin(2) of 14.4% of revenues, compared to $10.5 million, for an Adjusted EBITDA Margin(2) of 8.7% of revenues, for the same quarter last year. Adjusted EBITDA Margin increased from 8.9% for the third quarter of this year.
•Net cash from operating activities was $17.1 million, representing an increase of $7.4 million, or 75.4%, from $9.7 million for the same quarter last year.
•Q4 Bookings(1) reached $100.1 million, which translated into a Book-to-Bill Ratio(1) of 0.80 for the quarter. The Book-to-Bill Ratio would have been 0.89 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded.
•Backlog(1) represented approximately 16 months of trailing twelve-month revenues as at March 31, 2025.
•Signed 22 new clients.
•Acquired eVerge Interests, Inc. and its subsidiaries ("eVerge") on May 31, 2025, adding Salesforce capabilities and enhancing Alithya's Oracle expertise, other complementary technologies, and smart shoring capabilities.
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F2025 Highlights
•Revenues decreased 3.6% to $473.5 million, compared to $491.1 million last year.
•Gross margin as a percentage of revenues increased to 33.0%, compared to 30.4% last year.
•Gross margin increased 4.6% to $156.1 million, compared to $149.3 million last year.
•Selling, general and administrative expenses decreased by $5.5 million, or 4.5%, to $116.1 million, compared to $121.6 million last year.
•Adjusted EBITDA increased 34.4% to $47.7 million, for an Adjusted EBITDA Margin of 10.1% of revenues, from $35.5 million, or an Adjusted EBITDA Margin of 7.2% of revenues, last year.
•Net earnings totaled $1.3 million, or $0.01 per share, compared to a net loss of $16.7 million, or $0.17 per share, last year.
•Adjusted Net Earnings increased by $14.5 million, or 106.9%, to $28.1 million, compared to $13.6 million last year. This translated into Adjusted Net Earnings per Share of $0.29, compared to $0.14 last year.
•Net cash from operating activities was $48.4 million, representing an increase of $32.8 million, from $15.7 million last year.
•Fiscal 2025 Bookings reached $420.7 million, which translated into a Book-to-Bill ratio of 0.89. The Book-to-Bill ratio would have been 1.00 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded.
•Acquired XRM Vision Inc. and all of its affiliates (“XRM Vision”) (the “XRM Acquisition”) enhancing Microsoft expertise and reinforcing smart shore capabilities.
MONTREAL, CANADA (June 12, 2025) – Alithya Group inc. (TSX: ALYA) (“Alithya” or the “Company”) reported today its results for the fourth quarter and fiscal 2025 ended March 31, 2025. All amounts are in Canadian dollars unless otherwise stated.
Summary of the financial results for the fourth quarter and for the twelve-month period:

Financial Highlights (in thousands of $, except for margin percentages)	F2025-Q4	F2024-Q4	F2025	F2024
Revenues	125,331	120,540	473,481	491,125
Gross Margin	46,091	38,747	156,134	149,310
Gross Margin as a percentage of revenues (%)(1)	36.8%	32.1%	33.0%	30.4%
Selling, general and administrative expenses	29,739	29,608	116,081	121,558
Selling, general and administrative expenses (%)(1)	23.7%	24.6%	24.5%	24.8%
Net Earnings (Loss)	8,043	2,298	1,295	(16,660)
Basic and Diluted Earnings (Loss) per Share	0.08	0.02	0.01	(0.17)
Adjusted Net Earnings(2)	12,226	6,056	28,149	13,608
Adjusted Net Earnings per Share(2)	0.12	0.06	0.29	0.14
Adjusted EBITDA(2)	18,047	10,505	47,678	35,471
Adjusted EBITDA Margin (%)(2)	14.4%	8.7%	10.1%	7.2%
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(1)    These are other financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. See "Non-IFRS and Other Financial Measures" below.
(2)    These are non-IFRS financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. More information and quantitative reconciliations of Adjusted Net Earnings and Adjusted EBITDA to the most directly comparable IFRS measures are presented below under the caption “Non-IFRS and Other Financial Measures”. “Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.
Quote by Paul Raymond, President and CEO, Alithya:
"I am very proud of the team’s performance and their ability to end the year on a strong positive note. Our margin profile continues to improve as we execute our long-term strategy to profitably grow our trusted advisory status and assist our clients in their digital transformation. We delivered 36.8% gross margin, and 14.4% Adjusted EBITDA Margin in the quarter. We are also achieving quarterly revenue growth, both sequentially and year-over-year.
I would also like to use this opportunity to welcome our new employees from eVerge and to thank Esteban Neely, eVerge’s founder, for his trust and leadership. We are adding new experts in Oracle, Salesforce, AI and a new team in India to better serve our clients, globally.
We deliver higher-value services that help our clients automate processes and improve efficiency by leveraging the latest technologies, including AI and our IP accelerators. We believe these types of services will be in demand in the current uncertain economic conditions; we therefore remain cautiously optimistic about the future."
Fourth Quarter Results
Revenues
Revenues amounted to $125.3 million for the three months ended March 31, 2025, representing an increase of $4.8 million, or 4.0%, from $120.5 million for the three months ended March 31, 2024. On a sequential basis, revenues, including constant dollar revenue, increased in all segments of the business, and by $9.5 million in aggregate, or 8.3%, from the third quarter of this year.
Revenues in Canada increased by $0.8 million, or 1.3%, to $65.4 million for the three months ended March 31, 2025, from $64.6 million for the three months ended March 31, 2024. The increase in revenues was due primarily to a recovery in the banking sector, revenues from XRM Vision since the acquisition, and one additional billable day compared to the same quarter last year, partially offset by one client's major transformation project reaching maturity and a reduction in revenues from certain government contracts. On a sequential basis, revenues increased by $3.7 million in aggregate, or 6.1%, from the third quarter of this year.
U.S. revenues increased by $3.8 million, or 7.3%, to $54.2 million for the three months ended March 31, 2025, from $50.4 million for the three months ended March 31, 2024, due primarily to organic growth in enterprise transformation services and support revenues, and a favorable US$ exchange rate impact of $3.3 million between the two periods. On a sequential basis, revenues increased by $5.4 million, and $3.3 million in constant dollar revenue, from the third quarter of this year.
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International revenues increased by $0.2 million, or 4.5%, to $5.7 million for the three months ended March 31, 2025, from $5.5 million for the three months ended March 31, 2024.
Gross Margin
Gross margin increased by $7.4 million, or 19.0%, to $46.1 million for the three months ended March 31, 2025, from $38.7 million for the three months ended March 31, 2024. Gross margin as a percentage of revenues increased to 36.8% for the three months ended March 31, 2025, from 32.1% for the three months ended March 31, 2024, due primarily to increased efficiencies, the continued evolution towards a higher value-added business mix, and a $1.0 million tax credit recovery from a previous acquisition. On a sequential basis, gross margin as a percentage of revenues increased from 32.3% for the third quarter of this year, with all segments of the business contributing to this increase.
In Canada, gross margin as a percentage of revenues increased, compared to the same quarter last year, mainly due to increased efficiencies and higher hourly billing rates, as a result of providing a greater proportion of higher-value services, a proportionally larger decrease in the use of subcontractors compared to permanent employees, a positive margin contribution from XRM Vision since the acquisition, and a $1.0 million tax credit recovery from a previous acquisition.
In the U.S., gross margin as a percentage of revenues increased compared to the same quarter last year, primarily due to higher hourly billing rates, increased efficiencies, and improved project performance, partially offset by lower digital adoption subscription revenues, which historically had a higher gross margin as a percentage of revenues.
International gross margin as a percentage of revenues increased compared to the same quarter last year, mainly due to higher utilization and improved project performance in the UK.
Selling, General and Administrative Expenses
Selling, general and administrative expenses totaled $29.7 million for the three months ended March 31, 2025, representing an increase of $0.1 million, or 0.4%, from $29.6 million for the three months ended March 31, 2024. Selling, general and administrative expenses as a percentage of revenues amounted to 23.7% for the three months ended March 31, 2025, compared to 24.6% for the same period last year. The increase in selling, general and administrative expenses was driven mainly by an increase in employee compensation costs, resulting primarily from variable compensation and XRM Vision expenses since the acquisition, partially offset by decreases in professional fees, business development costs, information technology and communications costs, occupancy costs, and recruiting fees.
Net Earnings
Net earnings for the three months ended March 31, 2025 were $8.0 million, representing an increase of $5.7 million, from $2.3 million for the three months ended March 31, 2024. The increased earnings were driven primarily by the increased gross margin, due to higher efficiencies and a $1.0 million tax credit recovery from a previous acquisition, and decreased depreciation of property and equipment, partially offset by increased selling, general and administrative expenses, decreased business acquisition, integration and reorganization recovery, increased net financial expenses, and increased income tax expense for the three months ended March 31, 2025, compared to the three months ended
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March 31, 2024. On a per share basis, this translated into basic and diluted earnings per share of $0.08 for the three months ended March 31, 2025, compared to $0.02 per share for the three months ended March 31, 2024.
Adjusted Net Earnings
Adjusted Net Earnings amounted to $12.2 million for the three months ended March 31, 2025, representing an increase of $6.1 million, or 101.9%, from $6.1 million for the three months ended March 31, 2024. As explained above, increased gross margin, driven by higher efficiencies and a $1.0 million tax credit recovery from a previous acquisition, and decreased depreciation were partially offset by increased selling, general and administrative expenses, increased foreign exchange loss, increased net financial expenses, and increased income tax expense. This translated into Adjusted Net Earnings per Share of $0.12 for the three months ended March 31, 2025, compared to $0.06 for the three months ended March 31, 2024.
Adjusted EBITDA
Adjusted EBITDA amounted to $18.0 million for the three months ended March 31, 2025, representing an increase of $7.5 million, or 71.8%, from $10.5 million for the three months ended March 31, 2024. As explained above, increased gross margin, driven by higher revenues and higher gross margin as a percentage of revenues, was partially offset by increased selling, general and administrative expenses. Adjusted EBITDA Margin was 14.4% for the three months ended March 31, 2025, compared to 8.7% for the three months ended March 31, 2024.
Bookings
Bookings amounted to $100.1 million, which translated into a Book-to-Bill Ratio of 0.80 for the quarter, compared to $133.9 million, which translated into a Book-to-Bill Ratio of 1.11, for the same quarter last year. Bookings for the trailing twelve months amounted to $420.7 million as at March 31, 2025, which translated into a Book-to-Bill ratio of 0.89.
If revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded, the Book-to-Bill ratio would be 0.89, compared to 1.27 for the same quarter last year. For the trailing twelve months as at March 31, 2025, the Book-to-Bill ratio excluding revenues from the two long-term contracts would be 1.00.
Liquidity and Capital Resources
For the three months ended March 31, 2025, net cash from operating activities was $17.1 million, representing an increase of $7.4 million, or 75.4%, from $9.7 million for the three months ended March 31, 2024. The increase in net cash from operating activities compared to the same quarter last year was mainly driven by the increase in net earnings.
Favorable changes in non-cash working capital items of $2.5 million during the three months ended March 31, 2025 consisted primarily of a $10.1 million increase in accounts payable and accrued liabilities, mainly due to higher accrued variable compensation resulting from improved business performance and higher accrued subcontractor costs due to timing, an $8.5 million decrease in unbilled revenues, mainly
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due to the timing of invoicing and projects, and a $0.2 million increase in deferred revenues, partially offset by an $11.5 million increase in accounts receivable and other receivables, mainly due to the timing of project billing, a $3.4 million increase in tax credits receivable, and a $1.5 million increase in prepaids. For the three months ended March 31, 2024, favorable changes in non-cash working capital items of $1.7 million consisted primarily of a $5.9 million decrease in tax credits receivable, mainly due to the timing of tax credit collection, a $2.5 million decrease in unbilled revenues, a $2.3 million increase in deferred revenues, and a $1.3 million increase in accounts payable and accrued liabilities, partially offset by a $9.6 million increase in accounts receivable and other receivables, mainly due to the timing of project billing, and a $0.9 million increase in prepaids.
The cash flow generation remained strong in the quarter, allowing continued deleveraging of the balance sheet, in line with the Company's capital allocation priorities. As at March 31, 2025, drawings on the Credit Facility amounted to $77.7 million and capital resources available to Alithya amounted to $131.1 million, consisting of cash, mainly generated through operations, as discussed above, and availability under its credit facilities, including the accordion provision. As such, management believes that the Company is well-positioned to sustain its operations while maintaining adequate levels of liquidity.
Fiscal 2025 Results
Revenues amounted to $473.5 million for the twelve months ended March 31, 2025, representing a decrease of $17.6 million, or 3.6%, from $491.1 million for the twelve months ended March 31, 2024. Gross margin increased by $6.8 million, or 4.6%, to $156.1 million for the twelve months ended March 31, 2025, from $149.3 million for the twelve months ended March 31, 2024. Gross margin as a percentage of revenues increased to 33.0% for the twelve months ended March 31, 2025, from 30.4% for the twelve months ended March 31, 2024. Selling, general and administrative expenses totaled $116.1 million for the twelve months ended March 31, 2025, representing a decrease of $5.5 million, or 4.5%, from $121.6 million for the twelve months ended March 31, 2024. Selling, general and administrative expenses as a percentage of revenues amounted to 24.5% for the twelve months ended March 31, 2025, compared to 24.8% for the same period last year. Adjusted EBITDA amounted to $47.7 million for the twelve months ended March 31, 2025, representing an increase of $12.2 million, or 34.4%, from $35.5 million for the twelve months ended March 31, 2024. Adjusted EBITDA Margin was 10.1% for the twelve months ended March 31, 2025, compared to 7.2% for the twelve months ended March 31, 2024. Net earnings for the twelve months ended March 31, 2025 were $1.3 million, representing an increase of $18.0 million, from a net loss of $16.7 million for the twelve months ended March 31, 2024. On a per share basis, this translated into basic and diluted earnings per share of $0.01 for the twelve months ended March 31, 2025, compared to a basic and diluted net loss of $0.17 per share for the twelve months ended March 31, 2024. Adjusted Net Earnings amounted to $28.1 million for the twelve months ended March 31, 2025, representing an increase of $14.5 million, or 106.9%, from $13.6 million for the twelve months ended March 31, 2024.
Strategic Business Plan
Alithya is on a journey to be recognized as the trusted technology advisor of its clients. By the end of the fiscal year ending March 31, 2027, management believes that the achievement of its new scale and scope would allow it to leverage its industry knowledge, geographic presence and global delivery model, expertise, integrated offerings, and its position on the value chain to target higher value IT segments.
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Alithya aligns its offerings with the most pressing challenges being experienced within the sectors that it services, and in its ability to continuously reinforce the building blocks of trusted relationships with its clients, its people, its investors, and its partners. To ensure that it remains innovative and relevant, Alithya strives to meet or exceed the expectations of its stakeholders, including optimizing employee experiences, assisting its clients in achieving their missions, and creating greater value for its investors.
More specifically, Alithya has developed a three-year strategic plan, keeping in mind its stakeholders' interests, which focuses on:
•Increasing scale through organic growth and strategic acquisitions:
◦Organic Growth: Alithya aims to focus on profitable organic growth through innovation, higher-value offerings and client relationships based on trust.
◦Acquisitions: Alithya plans to acquire businesses to complement its current market presence as part of its North American and international expansion, while progressively adding major integrated enterprise solutions capabilities and selected specialized expertise, and increasing its smart shoring presence.
◦AI and IP Solutions: Alithya intends to increase the utilization of its AI and intellectual property solutions to accelerate operational efficiencies in our service delivery.
•Providing investors, partners and stakeholders with long-term growing return on investment:
◦Profitability: Alithya plans to increase its Adjusted EBITDA Margin(1).
◦Smart shoring centers: Alithya aims to increase the percentage of its services delivered from smart shoring centers accessing larger, cost-competitive talent pools.
Given ongoing economic and geopolitical uncertainty in the North American market, Alithya has decided to withdraw its previously disclosed quantitative objectives. While Alithya has not been directly impacted by such uncertainty during the quarter, there is no assurance that its clients will not and that, if they are, it will not affect their IT spending and how they have historically conducted business with Alithya. As such, management deems it more prudent to withdraw its objectives. Despite this, management remains confident that Alithya will be able to adapt effectively to changes in the macroeconomic environment, is well positioned and will continue to face opportunities to deliver value-added services to clients, driving organic growth and growing profitability over the long-term.

1 This is a non-IFRS financial measure without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. More information and a quantitative reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure is presented below under the caption “Non-IFRS and Other Financial Measures”. “Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.
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Forward-Looking Statements
This press release contains statements that may constitute “forward-looking information” or "forward-looking statements" within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this press release include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-year strategic plan; (iii) our ability to maintain and develop our business, including by broadening the scope of our service offerings, by leveraging artificial intelligence ("AI"), our geographic presence and our smart shore capabilities, our expertise, and our integrated offerings, and by entering into new contracts and penetrating new markets; (iv) our strategy, future operations, and prospects, including our expectations regarding future revenue resulting from bookings and backlog and providing stakeholders with long-term growing return on investment; (v) our ability to service our debt and raise additional capital; (vi) our estimates regarding our financial performance, including our revenues, profitability, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to identify suitable acquisition targets and realize the expected synergies or cost savings relating to the integration of acquired entities, and (viii) our ability to balance, meet and exceed the needs of our stakeholders.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of Alithya's Management Discussion and Analysis ("MD&A") for the year ended March 31, 2025, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to
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update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
Non-IFRS and Other Financial Measures
This press release includes certain measures which have not been prepared in accordance with IFRS and other financial measures. Adjusted Net Earnings, Adjusted Net Earnings per Share, EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS measures and Bookings, Book-to-Bill Ratio, Backlog, Gross Margin as a Percentage of Revenues and Selling, General and Administrative Expenses as a Percentage of Revenues are other financial measures used in this press release. These measures are provided as additional information to complement IFRS measures by providing further understanding of Alithya's results of operations from management's perspective. They do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. They should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. They are used to provide investors with additional insight into Alithya's operating performance and thus highlight trends in Alithya's business that may not otherwise be apparent when relying solely on IFRS measures. Additional details for these non-IFRS and other financial measures can be found in section 5, “Non-IFRS and Other Financial Measures”, of Alithya’s MD&A for the year ended March 31, 2025, filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, which includes explanations of the composition and usefulness of these non-IFRS financial measures and non-IFRS ratios and is incorporated by reference in this press release.
The following table reconciles net earnings (loss) to Adjusted Net Earnings:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2025	2024	2025	2024
	$	$	$	$
Net earnings (loss)	8,043	2,298	1,295	(16,660)
Business acquisition, integration and reorganization costs (recovery)	(1,322)	(1,414)	(1,234)	3,384
Amortization of intangibles	4,837	4,795	18,926	23,095
Share-based compensation	915	1,226	5,343	6,257
Impairment of goodwill	—	—	5,144	—
Impairment of property and equipment and right-of-use assets and loss on lease termination	150	140	150	1,462
Severance	630	—	2,132	—
Effect of income tax related to above items	(1,027)	(989)	(3,607)	(3,930)
Adjusted Net Earnings (1)(2)	12,226	6,056	28,149	13,608
Basic and diluted loss per share	0.08	0.02	0.01	(0.17)
Adjusted Net Earnings per Share (1)(2)	0.12	0.06	0.29	0.14

(1) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the year ended March 31, 2025, filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
(2) Figures for the year ended March 31, 2024 reflect adjustments for certain changes to the calculations and assumptions.
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The following table reconciles net earnings (loss) to EBITDA and Adjusted EBITDA:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2025	2024	2025	2024
	$	$	$	$
Revenues	125,331	120,540	473,481	491,125
Net earnings (loss)	8,043	2,298	1,295	(16,660)
Net financial expenses	2,636	2,262	8,882	11,857
Income tax expense	813	(257)	2,775	61
Depreciation	1,158	1,303	4,523	5,913
Amortization of intangibles	4,837	4,795	18,926	23,095
EBITDA (1)	17,487	10,401	36,401	24,266
EBITDA Margin (1)	14.0%	8.6%	7.7%	4.9%
Adjusted for:
Foreign exchange gain	187	152	(258)	102
Share-based compensation	915	1,226	5,343	6,257
Business acquisition, integration and reorganization costs (recovery)	(1,322)	(1,414)	(1,234)	3,384
Impairment of goodwill	—	—	5,144	—
Impairment of property and equipment and right-of-use assets and loss on lease termination	150	140	150	1,462
Severance	630	—	2,132	—
Adjusted EBITDA (1)	18,047	10,505	47,678	35,471
Adjusted EBITDA Margin (1)	14.4%	8.7%	10.1%	7.2%

(1) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the year ended March 31, 2025, filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
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Fourth Quarter Conference Call
Alithya will hold a conference call to discuss these results on June 12, 2025, at 9:00 a.m. Eastern Time. Interested parties can join the call by dialing 1-800-990-4777, or via webcast at https://app.webinar.net/06qkaPWlmPr. A replay will be made available until June 20, 2025 (conference replay information: 1-888-660-6345, 17546#).
About Alithya
We are trusted advisors who leverage AI and the latest technologies in our strategic consulting and digital transformation services. We help solve business challenges that enable our clients to unlock new opportunities, modernize processes and gain efficiencies. We leverage a world-class team of passionate industry experts, AI-based IP solutions, the latest digital technologies, a solid understanding of mission critical business applications and a partner ecosystem to accelerate results. We've built a foundation of success that includes a specialized global delivery network to provide end-to-end solutions.
We strive to make a difference. We are Alithya.
Source:
Alithya Investor Relations
investorrelations@alithya.com
Alithya Media Relations
media@alithya.com
Note to readers: Alithya's audited annual consolidated financial statements and notes thereto, Management’s Discussion and Analysis, and Annual Report on Form 40-F for the year ended March 31, 2025 are available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Company’s website at www.alithya.com. Shareholders may, upon request, receive a hard copy of these documents free of charge.
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